

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Mr. Paul W. Boyd
Chief Financial Officer
Miller Petroleum, Inc.
3651 Baker Highway
Huntsville, TN 37756

> **Re:** **Miller Petroleum, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2010**
> **Filed July 28, 2010**
> **File No. 001-34732**

Dear Mr. Boyd:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2010

Statement of Operations, page F-4

1.   Please tell us and disclose how your gain on acquisitions in the amount of $461,111,924 was calculated for your fiscal year ended April 30, 2010. Please be detailed in your response. We note disclosure related to the gains on specific acquisitions in your footnotes, but cannot reconcile those amounts to the total gain recognized on the face of your statement of operations.

Note 1. Organization and Description of Business, page F-8

2.   We note you operate as one reportable business segment based on similarity of activities. We also note your business activities include oil and gas production, onshore drilling services, and other engineering services. Tell us and disclose in detail how you have

evaluated your operating segments under ASC Topic 250-10-50 to conclude you have one reportable segment.

Note 6. Acquisitions

KTO Acquisition, page F-14

3.   We note a third-party analysis was performed to determine the fair value of the assets acquired from Ky-Tenn Oil, Inc. ("KTO") in June 2009, and the original value was determined to be $252,455. We also note an additional analysis was completed to determine the value of all undeveloped reserves for the acquired acreage during the quarter ended October 31, 2009 and you recorded a subsequent gain of $1,057,564 on this transaction. Please tell us and disclose the following:

- the total consideration you paid for this acquisition;
- who performed the additional fair value analysis on the acquired property;
- why a second valuation was performed subsequent to the original third-party analysis;
- the factors behind the significant increase in valuation and the calculation of the subsequent gain;
- how the undeveloped reserves were valued and if they were included in the original analysis; and
- provide a detailed analysis on how you determined this was an asset purchase only and pro forma information was not required.

ETC Acquisition, page F-15

4.   We note your acquisition of East Tennessee Consultants, Inc. ("ETC"). Please tell us if your total consideration for this acquisition was the 1,000,000 shares of common stock issued for a total value of $250,000. Tell us specifically how you valued this acquisition under the FASB guidance and cite the guidance used. Tell us how you calculated the bargain purchase gain of $828,745 and where that gain was recorded in your financial statements.

Alaska Acquisition, page F-15

5.   We note your acquisition on December 10, 2009 of the Alaskan assets of Pacific Energy Resources ("Pacific Energy") which were valued at more than $479 million through a Delaware Chapter 11 bankruptcy proceeding. We note the acquisition included $215 million in proven energy reserves, $122 million in probable energy reserves and $31 million in possible energy reserves, providing total reserves of $368 million. Please provide the following information:

- who performed the valuation of these reserves;
- a detailed analysis of how the value of each component of acquired reserves was determined;
- tell us and disclose the values of the remaining assets acquired that make up the balance of the total amount of $479 million;
- the total consideration you paid for the asset acquisition;
- the calculation and your accounting for the bargain purchase gain in the amount of $274,821,626; and
- the calculation and your accounting for the deferred income taxes payable in the amount of $184,703,206.

6.   We note as a result of accounting records not being maintained on an adequate basis to carve out historical operational results on the specified acquired assets, the resulting assets and liabilities were deemed not to have been a separate business for purposes of preparing pro forma financials with historical results for the past year or a related stub period. Please provide more analysis on your conclusion this acquisition was not a separate business and should be accounted as an asset acquisition. Tell us specifically how long the oil and gas producing assets were not operational prior to acquisition and the period of time accounting records were not maintained. We note in addition to the oil and gas properties, a significant amount of onshore and offshore production facilities were also acquired. Tell us in more detail what is included in the fixed assets acquired in the amount of $110,516,500.

Note 7. Derivative Liabilities, page F-16

7.   We note you have recorded non-cash losses of $15,861,006 relating to the change in fair value of your derivative instruments. Please tell us in more detail how this loss was calculated and your accounting for your warrants with reset provisions under ASC Topic 815. Please provide more analysis on how you determined the fair value of the warrants issued and outstanding at May 1, 2009 attributed to your derivative liability was immaterial.

Note 14. ASC 932-S50 Extractive Activities – Oil and Gas Disclosures, page F-26

8.   We note your standardized measure of discounted future net cash flows at April 30, 2010 in the amount of $230 million. We also note your oil and gas properties at April 30, 2010 in the amount of $376 million. Tell us your consideration of your standardized measure in the impairment analysis for your oil and gas properties. Please be specific in your response and provide analysis why your standardized measure at April 30, 2010 would not be an indication of impairment for your oil and gas properties.

Form 10-Q for Fiscal Quarter Ended October 31, 2010

Note 2. Accounting Policies

Principles of Consolidation and Non-Controlling Interest, page 10

9.   We note your consolidated financial statements include the amounts of the Company and its subsidiaries, all of which are wholly-owned at October 31, 2010 except for Miller Energy Income, 2009-A, LP ("MEI"), which is controlled by the Company. This disclosure regarding your consolidation policy with MEI is not clear. Please revise your disclosure to clarify your consolidation policy with MEI and tell us in more detail about your non-controlling interests and how you are accounting for them.

Engineering Comments

Form 10-K for Fiscal Year Ended April 30, 2010

Business, page 1

Assignment Oversight Agreement, page 3

10.   We note you estimate that: the agreement with Alaska DNR obligates you to $35 million in capital funding commitments, you will need up to approximately $67.4 million (page 29) associated with obligations arising from your purchase of the Alaskan assets, and your third party reserve report presents $50 million in proved property development costs. With reasonable detail, please explain to us the differences in these three figures and tell us the status of your efforts to obtain funding for these obligations. Please note that the operational and financial capability to execute development is a necessary criterion for attribution of proved undeveloped reserves.

Net Reserves at April 30, page 4

11.   We note the presentation of your Alaska net reserves here and in Exhibit 99.1. Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet

format – you used as the basis for your 2010 Alaska reserve disclosures. The report should include:

a) Total company summary income forecast schedules for proved, probable, and possible reserve categories with proved developed segregated into producing and non-producing properties;

b) Individual income forecasts for each of the 43 properties included in Exhibit 99.1;

c) Engineering exhibits (e.g., maps, rate/time plots, volumetric calculations, analogy well performance) with narratives for each of the five largest leases (PV10 basis), and;

d) Base maps for each field that identify existing well and PUD locations as well as producing status.

You may contact us for assistance in this or any other matter.

12.   We note the inclusion of Alaska proved gas reserves with the $4.84/MCF gas price (page 6) despite the statement on page 10 that all natural gas produced by Cook Inlet Energy was used by it to generate heat and power at its production facilities. Please explain this situation to us. Address the support for reasonable certainty of future gas sales.

13.   We note the adjusted oil price (about $64/barrel, Exhibit 99.1, page 4) applied to the Alaska net proved oil reserves (10,230 MBO) yields net sales of about $655 million which is basically the same as the total revenue attributed to net proved oil and gas reserves (Exhibit 99.1, page 2). Please explain this apparent inconsistency to us. Address whether these gas reserve volumes are lease fuel and, if so, illustrate, with reasonable detail, your treatment of them in the standardized measure.

14.   Please expand your disclosure to describe the items of uncertainty that characterize your disclosed unproved reserves. Refer to Item 1202(a)(5) of Regulation S-K.

Appalachian Region, page 4

15.   Please correct your statement on page 5, "When used in this table, MBbls means million barrels of oil…" as the context of your presentation "MBbls" are thousands of barrels.

16.   We note your statement, "Both of these reserve reports which are filed as exhibits to this annual report, were prepared in accordance with the generally accepted petroleum engineering and evaluation principles…." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Refer us to a compilation (rather than a citation or reference) of these principles.

17.   We note the statement, "Our policies regarding internal controls over reserve estimates require reserves to be in compliance with the SEC definitions and guidance and for reserves to be prepared by an independent engineering firm under the supervision of our Chief Financial Officer." Please expand this to disclose the qualifications of your CFO in this regard. Refer to Item 1202(a)(7) of Regulation X-K.

18.   You state that the professional qualifications of each of the independent engineering firms who prepared the reserve reports are included in those reserve reports which are filed as exhibits to this annual report. These appear to have been omitted. Please furnish to us reports updated to include this information.

Drilling Activities, page 9

19.   We note the $5.8 million of development cost incurred during the fiscal year ended April 30, 201 (page F-26) as well as the statement that you are focused on the reworking of Cook Inlet wells. Please expand this to explain with reasonable detail the results of this expenditure. Refer to Item 1205(c) of Regulation S-K.

Principal markets and principal customers, page 10

20.   We note the tabular presentation of historical oil production, oil prices, and unit production costs. Please explain to us the omission of Appalachian gas sales volumes, prices and unit costs and expand this disclosure to comply with Item 1204 of Regulation S-K.

21.   We note that your Alaskan operations are subject to pipeline tariffs of $14.57/BO and royalties from 4% to 12.5%. Please explain to us on an itemized basis how these deductions are included in your 3rd party reserve report (e.g., increased cost, decreased entitlement).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-8

Reserve Quantity Information, page F-29

22.   The estimated future unit production cost (with taxes) in the 2010 standardized measure is about $11/BOE (=$123.5 million/11254 MBOE) while your disclosed 2010 historical unit production cost for Alaska (page 10) is $43.54/Barrel. The Results of Operations (page F-26) presents the 2010 production cost as $96,240 which yields a unit cost of 68¢/BOE. Production costs are described in Rule 4-10(a)(17) of Regulation S-X and FASB ASC 932 paragraph 932-235-50-26. With reasonable detail, please reconcile the differences among these three figures to us and comply with Rule 4-10 and ASC 932.

Exhibit 99.1

23.   We note that certain information per Item 1202(a)(8) of Regulation S-K has been omitted from this third party reserve report. Please procure a third party reserve report that includes:

- The purpose for which the report was prepared and for whom it was prepared;
- The date on which the report was completed;
- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves, and;
- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report;

Exhibit 99.2

24.   We note that certain information per the noted sections of Item 1202(a)(8) of Regulation S-K have been omitted from this third party reserve report. Please procure a third party reserve report that includes:

- The purpose for which the report was prepared and for whom it was prepared;
- The date on which the report was completed;
- The proportion of the registrant's total reserves covered by the report;
- A discussion of primary economic assumptions including average benchmark prices and average adjusted prices used to estimate reserves;
- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;
- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report;
- A brief summary of the third party's conclusions with respect to the reserves estimates, and;
- The signature of the third party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief